Edificio MAPFRE - Ctra. de Pozuelo, 52 - 28220 **Majadahonda** (Madrid)
T (+34) 915 81 11 00 - **F** (+34) 915 81 11 34




05009630

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 4 July 2005


SEC MAIL PROCESSING
RECEIVED
JUL 0 8 2005
WASH. D.C.
192
SECTION

SUPPL



Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
JUL 1 3 2005
THOMSON
FINANCIAL

Luigi Lubelli
Finance Director

. de Madrid, Tomo 307, Libro 0, Folio 94, Sección 8, Hoja M-6152 - CIF A-08/055741



MAPFRE


RECEIVED
SECTION

MAPFRE MOVES FORWARD IN THE RENEWAL OF ITS CORPORATE ORGANISATION

Updates its Code of Good Governance, restructures its foundational activities and approves new appointments

The board of Directors of MAPFRE MUTUALIDAD, the highest management body of SISTEMA MAPFRE, approved in its last meeting held on June 29th a set of important measures, which represent a step forward in the renewal of its corporate organisation:

- CODE OF GOOD GOVERNANCE

The Board approved, at the proposal of the Audit and Institutional Control Committee, the new text which updates and modifies in substantial aspects the Code which sets out the rules applicable to the corporate governance of SISTEMA MAPFRE since March 2000.

The new wording approved, which will be soon released through the websites of MAPFRE MUTUALIDAD and CORPORACIÓN MAPFRE, is the result of the efforts made over the last twenty months by a working group formed by the chairman, vice chairmen and the secretary of the Board of Directors of MAPFRE MUTUALIDAD, and the chairmen of the Compliance Committees of the same, CORPORACIÓN MAPFRE and the main companies of SISTEMA MAPFRE.

The update carried out responds to the following principles:

a) To adapt the wording in force to the latest legal innovations in corporate governance.
b) To adapt the content of Chapter I of the Code (the SISTEMA MAPFRE) to the current reality of SISTEMA MAPFRE.


MAPFRE

c) An in-depth revision of the structure and responsibilities of the management bodies of SISTEMA MAPFRE and of its companies to increase coordination in the governance of SISTEMA MAPFRE as a whole, and simplify and speed up the decision making processes.

d) In general, to revise and correct the aspects in which the norms of the Code raised doubts of interpretation or difficulties in their application, or could be improved.

e) To update the Annexes of the Code, removing those that have become obsolete and adding new ones (like the Internal Code of Conduct referring to Listed Securities).

- FOUNDATIONAL ACTIVITIES

In compliance with one of the objectives set out in the Strategic Plan of SISTEMA MAPFRE, the Board approved a wide-ranging restructuring and revision of the activities carried out by the foundations promoted by MAPFRE, in accordance with the following principles:

- All the MAPFRE foundations in Spain will be integrated into one foundation (the MAPFRE FOUNDATION), with the MAPFRE GUANARTEME FOUNDATION being the only one keeping its separate legal status.

- The Board of the MAPFRE FOUNDATION will be composed by the members of the Board of Directors of MAPFRE MUTUALIDAD and by two representatives of FREMAP.

- The Foundation will carry out its activities through five specialised institutes, covering five anticipated main areas of activity:

  - Prevention, Health and Environment
  - Road safety
  - Insurance Science
  - Culture
  - Social action

- In the Strategic Plan 2006-2009 of the MAPFRE FOUNDATION, an extensive revision "from scratch" of the foundational activities currently carried out will be completed, to adapt to the present needs of Society, with the aim of fostering the activities which benefit directly the citizens and balancing their territorial allocation.


SEC MAIL RECEIVED PROCESSING
WASH. D.C.
192 SECTION



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- To set out procedures so as to achieve the maximum awareness of the foundational activities

- The Foundation will have its headquarters and central offices in Paseo de Recoletos 23, to facilitate access to potential beneficiaries of the information and activities carried out at the building, and will have galleries for the permanent exhibition of the paintings and drawings collections of MAPFRE

The expected composition of the Foundation Management bodies is provided in the annex.

- APPOINTMENTS

The Board authorised, among others, two particularly noteworthy appointments:

- ANTONIO HUERTAS MEJÍAS, Chairman of the Executive Committee of MAPFRE MUTUALIDAD, according to his position of Chief Executive of the Motor Insurance Unit.
- IGNACIO BAEZA GÓMEZ, Chairman of the Executive Committee and Chief Executive of MAPFRE VIDA

These appointments add to the appointment authorised by the Board on April 25th 2005, by which ÁNGEL ALONSO BATRES has become Chairman of the Board of Directors of MAPFRE SEGUROS GENERALES.

The Chairman of SISTEMA MAPFRE, José Manual Martínez, in its communication to the organisation, highlighted the following about the approved appointments:

- They represent a step forward in the orderly renewal process of the Management structures of Sistema.
- As usual, people taking up high responsibility positions have with a wide professional career and experience in MAPFRE:
  - ANGEL ALONSO BATRES, 57 years old, joined MAPFRE in 1964 and occupied diverse positions of increasing responsibility to accede, on December



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20th 2002,to the position of Chief Executive of MAPFRE SEGUROS GENERALES, of which he also is the Chairman now.

- ANTONIO HUERTAS MEJÍAS, 41 years old, joined MAPFRE in 1987, and was, among other positions, the Chief Executive of MAPFRE in Puerto Rico and of MAPFRE Florida. Since January 1st 2005, he is the General Manager of MAPFRE MUTUALIDAD and the Chief Executive of the Motor Insurance Unit.

- IGNACIO BAEZA GÓMEZ, 42 years old, joined MAPFRE in 1996. He has consecutively held the positions of General Manager of MAPFRE GUANARTEME and General Manager of MAPFRE SEGUROS GENERALES and since January 1st 2005 he is the Managing Director of MAPFRE VIDA.

- The deserved recognition of the people who have held up to now with efficiency and excellence the aforementioned positions, and who continue to hold other high responsibilities: Filomeno Mira, who continues as Vice-Chairman of MAPFRE MUTUALIDAD and Executive Chairman of MAPFRE EMPRESAS; Santiago Gayarre, Managing Director of MAPFRE MUTUALIDAD, keeps his current position of Chief Executive of the MAPFRE NETWORK and Chairman of MAPFRE AMÉRICA; and Sebastián Homet, as Chairman of the Board of Directors of MAPFRE VIDA and Vice-Chairman of MAPFRE AMÉRICA.



MAPFRE

ANNEX

- **<u>BOARD:</u>**

Chairman:	D. JOSE MANUEL MARTINEZ MARTINEZ
Vice Chairmen:*	D. FILOMENO MIRA CANDEL
	D. FRANCISCO RUIZ RISUEÑO
	D. ALBERTO MANZANO MARTOS
	D. CARLOS ALVAREZ JIMENEZ
	D. SANTIAGO GAYARRE BERMEJO
Members:	D. RAFAEL BECA BORREGO
	D. MARIANO DE DIEGO HERNANDEZ
	D. EDUARDO FERNANDEZ DE LA FUENTE
	D. JUAN FERNANDEZ LAYOS RUBIO
	D. RAFAEL FONTOIRA SURIS
	D. RAFAEL GALARRAGA SOLORES
	D. PEDRO GUILLEN GARCIA
	D. LUIS HERNANDO DE LARRAMENDI M.
	D. SEBASTIAN HOMET DUPRA
	D. ANDRES JIMENEZ HERRADON
	D. LUIS LEGUINA CEBREIROS
	D. RAFAEL MARQUEZ OSORIO
	Dª FRANCISCA MARTIN TABERNERO
	Dª Mª DEL CARMEN MERILLAS ZARZUELO
	D. ANTONIO MIGUEL-ROMERO DE OLANO
	D. ALFONSO REBUELTA BADIAS
	D. AGUSTIN RODRIGUEZ GARCIA
	D. MATIAS SALVA BENASSAR
	D. DOMINGO SUGRANYES BICKEL
	D. FRANCISCO VALLEJO VALLEJO
	D. PRIMITIVO DE VEGA ZAMORA
Secretary:	D. JOSE MANUEL GONZALEZ PORRO

---

* In alphabetical order.



MAPFRE

- **EXECUTIVE COMMITTEE:**

Chairman:	D. JOSE MANUEL MARTINEZ MARTINEZ
Vice Chairman:	D. CARLOS ALVAREZ JIMENEZ
Members:	D. JOSÉ LUIS CATALINAS CALLEJA
	D. JUAN FERNANDEZ LAYOS
	D. SANTIAGO GAYARRE BERMEJO
	D. FILOMENO MIRA CANDEL
	D. ALBERTO MANZANO MARTOS
	D. DOMINGO SUGRANYES BICKEL
	D. FRANCISCO RUIZ RISUEÑO
	D. LUIS HERNANDO DE LARRAMENDI M.
	D. MIGUEL MARIA MUÑOZ MEDINA
Secretary:	D. JOSE MANUEL GONZALEZ PORRO

- **FOUNDATION INSTITUTES:**

  - INSURANCE SCIENCE:

Chairman:	D. FILOMENO MIRA CANDEL
Vice Chairman:	
General Manager:	Dª MERCEDES SANZ SEPTIEN

  - PREVENTION, HEALTH AND ENVIRONMENT:

Chairman:	D. CARLOS ALVAREZ JIMENEZ
Vice chairman:	D. CARLOS LLANEZA ALLER
General Managers:	D. JOSE LUIS CABELLO FLORES
	D. JOSE ANGEL FERNANDO PABLO


MAPFRE

- CULTURE:

  Chairman: D. JUAN FERNANDEZ LAYOS
  Vice Chairman: D. ALBERTO MANZANO MARTOS
  General Manager: D. PABLO JIMENEZ BURILLO
  Deputy General Manager:D. DANIEL RESTREPO MANRIQUE

- ROAD SAFETY:

  Chairman –General Manager:D. MIGUEL MARIA MUÑOZ MEDINA

- SOCIAL ACTION:

  Chairman : D. JOSE MANUEL MARTINEZ MARTINEZ
  Vice Chairman: D. ALBERTO MANZANO MARTOS
  General Manager: D. JUAN JOSE ALMAGRO GARCIA

MANAGEMENT

- Director of the Foundation: D. JOSE LUIS CATALINAS CALLEJA

COORDINATION COMMITTEE

Chairman: D. JOSE LUIS CATALINAS CALLEJA
Vice Chairman: D. JUAN JOSE ALMAGRO GARCIA
Members: D. JOSE LUIS CABELLO FLORES
D. JOSE ANGEL FERNANDO PABLO
D. PABLO JIMENEZ BURILLO
D. MIGUEL MARIA MUÑOZ MEDINA
D. DANIEL RESTREPO MANRIQUE
Dª MERCEDES SANZ SEPTIEN

ADVISOR BOARDS

- CULTURAL ADVISOR BOARD:

  Chairman: D. JUAN FERNÁNDEZ-LAYOS RUBIO



MAPFRE

- HISTÓRICO TAVERA:

Chairman:	D. IGNACIO MEDINA Y FERNÁNDEZ DE CÓRDOBA
Vice Chairman:	D. GONZALO ANÉS Y ALVAREZ DE CASTRILLÓN D. JOSÉ JOAQUÍN PUIG DE LA BELLACASA D. RAFAEL BENJUMEA CABEZA DE VACA

- MEDICINE AND HEALTH:

Chairman:	D. FELIPE LÓPEZ OLIVA
Vice Chairman:	DÑA. CARMEN HERNANDO DE LARRAMENDI